# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brag House Holdings, Inc., CIK 0001903595
CUSIP: 104813209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 45 Park Street,, Montclair, New Jersey (NJ), 07042
Date of event which requires filing of this statement: 10/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093389

## Reporting persons
- Akaa Family LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,061,571; sole dispositive power 0; shared dispositive power 1,061,571; aggregate amount beneficially owned 1,061,571 (9.67% of the class)
  Comment: Anthony Perera is the Manager of Akaa Family LLLP ("Akaa") and exercises voting and dispositive power over the shares of common stock held by Akaa. Mr. Perera does not directly own any of the shares held by Akaa and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
  
  The number of shares represented by the amount in Rows 6, 8 and 9 exclude 1,061,571 shares of the Issuer's common stock that may be purchased by exercising the Issuer's PIPE warrants held by Akaa. The PIPE Warrants are not exercisable within 60 days due to the 4.99% beneficial ownership limitations or "blockers," set forth in the applicable Securities Purchase Agreement, which provides that Akaa may not exercise the PIPE warrants for shares of common stock to the extent that, upon giving effect to such exercise Akaa would beneficially own greater than 4.99% of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
  
  For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Akaa shall include the number of shares of common stock issuable upon exercise of the PIPE warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Akaa and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Akaa. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i).
  
  The percent of class represented by the amount in Row 11 is based on 10,972,588 shares of the Issuer's common stock issued and outstanding as of September 25, 2025, as reported in the Issuer's Prospectus on Form 424B3 filed with the SEC on September 26, 2025.
- Anthony Perera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,061,571; sole dispositive power 0; shared dispositive power 1,061,571; aggregate amount beneficially owned 1,061,571 (9.67% of the class)
  Comment: Anthony Perera is the Manager of Akaa Family LLLP ("Akaa") and exercises voting and dispositive power over the shares of common stock held by Akaa. Mr. Perera does not directly own any of the shares held by Akaa and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
  
  The number of shares represented by the amount in Rows 6, 8 and 9 exclude 1,061,571 shares of the Issuer's common stock that may be purchased by exercising the Issuer's PIPE warrants held by Akaa. The PIPE Warrants are not exercisable within 60 days due to the 4.99% beneficial ownership limitations or "blockers," set forth in the applicable Securities Purchase Agreement, which provides that Akaa may not exercise the PIPE warrants for shares of common stock to the extent that, upon giving effect to such exercise Akaa would beneficially own greater than 4.99% of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
  
  For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Akaa shall include the number of shares of common stock issuable upon exercise of the PIPE warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Akaa and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Akaa. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i).
  
  The percent of class represented by the amount in Row 11 is based on 10,972,588 shares of the Issuer's common stock issued and outstanding as of September 25, 2025, as reported in the Issuer's Prospectus on Form 424B3 filed with the SEC on September 26, 2025.

## Item 1. Issuer
Name of issuer: Brag House Holdings, Inc.
Address of issuer's principal executive offices: 45 Park Street, Montclair, NJ 07042

## Item 2. Person Filing
Name of person filing:
Akaa Family LLLP ("Akaa") owns the shares of the Issuer's common stock directly.

Anthony Perera ("Mr. Perera") is the Manager of Akaa and exercises voting and dispositive power over the securities owned by Akaa and may be deemed to indirectly beneficially own the securities held by Akaa.

Mr. Perera disclaims beneficial ownership over any securities held by Akaa other than to the extent of his respective pecuniary interest therein, directly or indirectly.

Akaa and Mr. Perera are the reporting persons in this Schedule 13G (the "Reporting Persons").
Address of principal business office or, if none, residence: Akaa and Mr. Perera have a principal business office at1250 S. Pine Island Road, Suite 500, Plantation, FL 33323.
Citizenship: Akaa is organized under the laws of the State of Delaware. Mr. Perera is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement.

## Signatures
- Akaa Family LLLP: /s/ Anthony Perera, Anthony Perera, Manager (11/12/2025)
- Anthony Perera: /s/ Anthony Perera, Anthony Perera, Self (11/12/2025)